CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
PLUS due 2008	$14,500,000	$445.15

September 2007	Pricing Supplement No. 370
Registration Statement No. 333-131266
Dated September 21, 2007
Filed pursuant to Rule 424(b)(2)
Structured Investments
Opportunities in Equities
PLUS based on the Value of the S&P 500® Index due October 20, 2008
Performance Leveraged Upside SecuritiesSM
The PLUS are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, you will receive for each stated principal amount of PLUS that you hold an amount in cash that may be more or less than the stated principal amount based upon the closing value of the underlying index on the index valuation date.

F I N A L T E R M S
Issuer:	Morgan Stanley
Maturity date:	October 20, 2008
Underlying index:	S&P 500® Index
Aggregate principal amount:	$14,500,000
Payment at maturity:
If final index value is greater than initial index value,
$10 + ($10 x 200% x index percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x (final index value / initial index value)
This amount will be less than or equal to the stated principal amount of $10.

Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,525.75, the index closing value of the S&P 500® Index on the pricing date
Final index value:	The index closing value on the index valuation date, October 16, 2008, subject to adjustment for certain market disruption events.
Leverage factor:	200%
Maximum payment at maturity:	$11.40 (114% of the stated principal amount)
Stated principal amount:	$10
Issue price:	$10 (see “Commissions and issue price” below)
Pricing date:	September 21, 2007
Original issue date:	September 28, 2007 (5 business days after the pricing date).
CUSIP:	617475470
Listing:
The PLUS have been approved for listing on the American Stock Exchange LLC subject to official notice of issuance.  The AMEX listing symbol for the PLUS is “SBK”.  It is not possible to predict whether any secondary market for the PLUS will develop.

Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per PLUS	$10	$0.15	$9.85
	Total	$14,500,000	$217,500	$14,282,500

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of PLUS purchased by that investor.  The lowest price payable by an investor is $9.95 per PLUS.  Please see “Syndicate Information” on page  for further details.

(2)	For additional information, see “Plan of Distribution” in the prospectus supplement for PLUS.

The PLUS involve risks not associated with an investment in ordinary debt securities.  See “Risk Factors” beginning on page 6.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement or the accompanying prospectus supplement and prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006
Prospectus dated January 25, 2006

PLUS Based on the Value of
the S&P 500® Index

Fact Sheet
The PLUS offered are senior unsecured obligations of Morgan Stanley, will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the prospectus supplement for PLUS and the prospectus, as supplemented or modified by this pricing supplement.  At maturity, an investor will receive for each stated principal amount of PLUS that the investor holds, an amount in cash that may be more or less than the stated principal amount based upon the closing value of the S&P 500® Index at maturity.  The PLUS are senior notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
September 21, 2007	September 28, 2007 (5 business days after the pricing date)	October 20, 2008, subject to postponement due to a market disruption event
Key Terms
Issuer:	Morgan Stanley
Underlying index:	S&P 500® Index
Underlying index publisher:	Standard & Poor's Corporation
Issue price:	$10 per PLUS (See “Syndicate Information” below)
Stated principal amount:	$10 per PLUS
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Bull market or bear market PLUS:	Bull market PLUS
Payment at maturity:
If final index value is greater than initial index value,
$10 + leveraged upside payment
In no event will the payment at maturity exceed the maximum payment at maturity.
If final index value is less than or equal to initial index value,
$10 x index performance factor
This amount will be less than or equal to the stated principal amount of $10.

Leveraged upside payment:	$10 x 200% x index percent increase
Index percent increase:	(final index value – initial index value) / initial index value
Initial index value:	1,525.75, the index closing value of the S&P 500® Index on the pricing date.
Final index value:	The index closing value of the S&P 500® Index on the index valuation date as reported on Bloomberg under the ticker symbol “SPX” or any successor symbol.
Index valuation date:	October 16, 2008, subject to adjustment for certain market disruption events.
Index performance factor:	(final index value / initial index value)
Maximum payment at maturity:	$11.40 (114% of the stated principal amount)
Postponement of maturity date:
If the scheduled index valuation date is not an index business day or if a market disruption event occurs on that day so that the index valuation date as postponed falls less than two scheduled index business days prior to the scheduled maturity date, the maturity date of the PLUS will be postponed until the second scheduled index business day following that index valuation date as postponed.

Risk factors:	Please see “Risk Factors” on page 6.

September 2007	Page 2

PLUS Based on the Value of
the S&P 500® Index

General Information
Listing:
The PLUS have been approved for listing on the American Stock Exchange LLC subject to official notice of issuance.  The AMEX listing symbol for the PLUS is “SBK.”  It is not possible to predict whether any secondary market for the PLUS will develop.

CUSIP:	617475470
Minimum ticketing size:	100 PLUS
Tax considerations:
Although the issuer believes the PLUS should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in the PLUS.

Assuming this characterization of the PLUS is respected, the following U.S. federal income tax consequences should result.

•  A U.S. Holder should not be required to recognize taxable income over the term of the PLUS prior to maturity, other than pursuant to a sale or exchange.
•  Upon sale, exchange or settlement of the PLUS at maturity, a U.S. Holder should generally recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the PLUS.  Such gain or loss should generally be long-term capital gain or loss if the investor has held the PLUS for more than one year.

Please read the discussion under “Risk Factors ― Structure Specific Risk Factors” in this pricing supplement and the discussion under “United States Federal Taxation” in the prospectus supplement for PLUS concerning the U.S. federal income tax consequences of investing in the PLUS.

Trustee:	The Bank of New York (as successor trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:
The net proceeds we receive from the sale of the PLUS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the PLUS through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the PLUS by taking positions in futures and options contracts on the S&P 500® Index. Such purchase activity could have increased the value of the S&P 500® Index, and therefore the value at which the S&P 500® Index must close on the index valuation date before investors would receive at maturity a payment that exceeds the principal amount of the PLUS.  For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the prospectus supplement for PLUS.

ERISA:	See “ERISA” in the prospectus supplement for PLUS.
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue Price of the PLUS	Selling Concession	Principal Amount of the PLUS for any Single Investor
$10.00	$0.15	<$999K
$9.975	$0.125	$1MM-$2.99MM
$9.9625	$0.1125	$3MM-$4.99MM
$9.95	$0.10	>$5MM
Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the PLUS distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the PLUS.  We encourage you to read the accompanying prospectus supplement for PLUS and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

September 2007	Page 3

PLUS Based on the Value of
the S&P 500® Index

How PLUS Work

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the PLUS based on the following terms:

Stated principal amount:	$10
Leverage factor:	200%
Maximum payment at maturity:	$11.40 (114% of the stated principal amount)

PLUS Payoff Diagram

How it works

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If the final index value is greater than the initial index value, then investors receive the $10 stated principal amount plus 200% of the appreciation of the S&P 500® Index over the term of the PLUS, subject to the maximum payment at maturity.  In the payoff diagram, an investor will realize the maximum payment at maturity at a final index value of 107% of the initial index value.

–	If the S&P 500® Index appreciates 5%, the investor would receive a 10% return, or $11.00.

–	If the S&P 500® Index appreciates 25%, the investor would receive the maximum payment at maturity of 114% of the stated principal amount, or $11.40.

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If the final index value is less than or equal to the initial index value, the investor would receive an amount less than or equal to the $10 stated principal amount, based on a 1% loss of principal for each 1% decline in the S&P 500® Index.

–	If the S&P 500® Index depreciates 10%, the investor would lose 10% of their principal and receive only $9 at maturity, or 90% of the stated principal amount.

September 2007	Page 4

PLUS Based on the Value of
the S&P 500® Index

Payment at Maturity

At maturity, investors will receive for each $10 stated principal amount of PLUS that they hold an amount in cash based upon the value of the S&P 500® Index, determined as follows:

If the final index value is greater than the initial index value, investors will receive for each $10 stated principal amount of PLUS that they hold a payment at maturity equal to:

$10    +    leveraged upside payment,

subject to a maximum payment at maturity of $11.40, or 114% of the stated principal amount of $10 for each PLUS,

where,

leveraged upside payment   =   ($10    ×    200%    ×    index percent increase)

and

index percent increase	=	final index value − initial index value
initial index value

If the final index value is less than or equal to the initial index value, investors will receive for each $10 stated principal amount of PLUS that they hold a payment at maturity equal to:

$10    ×    index performance factor

where,

index performance factor	=	final index value
initial index value

Because the index performance factor will be less than or equal to 1.0, this payment will be less than or equal to $10.

September 2007	Page 5

PLUS Based on the Value of
the S&P 500® Index

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the PLUS.  For further discussion of these and other risks, you should read the section entitled “Risk Factors” beginning on page S-12 of the prospectus supplement for PLUS.  We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the PLUS.

Structure Specific Risk Factors

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PLUS do not pay interest nor guarantee return of principal.  The terms of the PLUS differ from those of ordinary debt securities in that the PLUS do not pay interest nor guarantee payment of the principal amount at maturity.  If the final index value is less than the initial index value, the payout at maturity will be an amount in cash that is less than the $10 stated principal amount of each PLUS by an amount proportionate to the decrease in the value of the underlying index.

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Appreciation potential is limited.  The appreciation potential of PLUS is limited by the maximum payment at maturity of $11.40, or 114% of the stated principal amount.  Although the leverage factor provides 200% exposure to any increase in the value of the underlying index at maturity, because the payment at maturity will be limited to 114% of the stated principal amount for the PLUS, the percentage exposure provided by the leverage factor is progressively reduced as the final index value exceeds 107% of the initial index value.

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Market price influenced by many unpredictable factors.  Several factors will influence the value of the PLUS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the PLUS in the secondary market, including: the value, volatility and dividend yield of the underlying index, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

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Not equivalent to investing in the underlying index.  Investing in the PLUS is not equivalent to investing in the underlying index or its component stocks.  Investors in the PLUS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the underlying index.

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Adjustments to the underlying index could adversely affect the value of the PLUS.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

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The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase PLUS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the PLUS, as well as the projected profit included in the cost of hedging the issuer’s obligations under the PLUS.  In addition, any such prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

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The U.S. federal income tax consequences of an investment in the PLUS are uncertain.  Please read the discussion under “Fact Sheet ― General Information ― Tax considerations” in this pricing supplement and the discussion under “United States Federal Taxation” in the prospectus

September 2007	Page 6

PLUS Based on the Value of
the S&P 500® Index

supplement for PLUS (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the PLUS.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization or treatment for the PLUS, the timing and character of income on the PLUS might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the PLUS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the PLUS as ordinary income.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the PLUS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement and the prospectus supplement for PLUS.

Other Risk Factors

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Secondary trading may be limited.  There may be little or no secondary market for the PLUS.  Because it is not possible to predict whether the market for the PLUS will be liquid or illiquid, you should be willing to hold your PLUS to maturity.

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Potential adverse economic interest of the calculation agent.  The hedging or trading activities of the issuer’s affiliates on or prior to the pricing date and prior to maturity could adversely affect the value of the underlying index and, as a result, could decrease the amount an investor may receive on the PLUS at maturity.  Any of these hedging or trading activities on or prior to the pricing date could have affected the initial index value and, therefore, could have increased the value at which the underlying index must close before an investor receives a payment at maturity that exceeds the issue price of the PLUS.  Additionally, such hedging or trading activities during the term of the PLUS, including on the index valuation date, could potentially affect the value of the underlying index on the index valuation date and, accordingly, the amount of cash an investor will receive at maturity.

September 2007	Page 7

PLUS Based on the Value of
the S&P 500® Index

Information about the S&P 500® Index

The S&P 500® Index.  The S&P 500® Index, which is calculated, maintained and published by Standard & Poor's® Corporation, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. The S&P 500® Index is described under the heading “Underlying Indices and Underlying Index Publishers Information—S&P 500® Index” in Annex A of the prospectus supplement for PLUS.

License Agreement between Standard & Poor's® Corporation and Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Morgan Stanley. See “Underlying Indices and Underlying Index Publishers Information— S&P 500® Index — License Agreement between S&P and Morgan Stanley” in the prospectus supplement for PLUS.

Historical Information

The following table sets forth the published high and low closing values, as well as end-of-quarter closing values, of the S&P 500® Index for each quarter in the period from January 1, 2002 through September 21, 2007.  The closing value of the S&P 500® Index on September 21, 2007 was 1,525.75.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.  The historical values of the S&P 500® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the S&P 500® Index on the index valuation date.  The payment of dividends on the stocks that constitute the S&P 500® Index are not reflected in its level and, therefore, have no effect on the calculation of the payment at maturity.

S&P 500® Index	High	Low	Period End
2002
First Quarter	1,172.51	1,080.17	1,147.39
Second Quarter	1,146.54	973.53	989.82
Third Quarter	989.03	797.70	815.28
Fourth Quarter	938.87	776.76	879.82
2003
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,272.74	1,176.84	1,248.29
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter (through September 21, 2007)	1,553.08	1,406.70	1,525.75

September 2007	Page 8

PLUS Based on the Value of
the S&P 500® Index

Where You Can Find More Information

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by an amendment No. 1 to prospectus supplement for PLUS) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement for PLUS and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Morgan Stanley will arrange to send you the prospectus and the prospectus supplement for PLUS if you so request by calling toll-free 800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for PLUS dated December 21, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306002844/dp04048_424b2.htm

Prospectus dated January 25, 2006:
http://www.sec.gov/Archives/edgar/data/895421/000095010306000145/jan2506_424b2.txt

Terms used in this pricing supplement are defined in the prospectus supplement for PLUS or in the prospectus.  As used in this pricing supplement, the “Company,” “we,” “us,” and “our” refer to Morgan Stanley.

“Performance Leveraged Upside SecuritiesSM” and “PLUSSM” are our service marks.